                                                                     Exhibit 4.6









                            ASSET PURCHASE AGREEMENT

                          Dated as of September 4, 2000

                                      Among

                        AIR PRODUCTS AND CHEMICALS, INC.,
                               AIR PRODUCTS, L.P.


                                       and


                                 CELANESE LTD.,
                          CELANESE AMERICAS CORPORATION
                                       and
                               CNA HOLDINGS, INC.

                                TABLE OF CONTENTS

                                                                             Page
1.       Definitions........................................................    1

2.       Transfer of Purchased Assets; Assumption of Liabilities............   10

3.       Purchase Price; Adjustment.........................................   11

4.       Closing............................................................   14

5.       Representations, Warranties and Agreements Regarding Sellers.......   14

6.       Representations, Warranties and Agreements Regarding Purchaser.....   27

7.       Further Covenants..................................................   29

8.       Conditions Precedent to Obligations of the Purchaser...............   44

9.       Conditions Precedent to Obligations of the Sellers.................   46

10.      Employees..........................................................   48

11.      Brokerage..........................................................   50

12.      Expenses...........................................................   51

13.      Taxes..............................................................   51

14.      Survival of Representations; Indemnification.......................   52

15.      Termination of Agreement...........................................   65

16.      Bulk Sales Law.....................................................   66

                               TABLE OF CONTENTS

17.      Public Announcements...............................................   66

18.      Notices............................................................   66

19.      Extensions and Waivers.............................................   67

20.      Entire Agreement...................................................   67

21.      Governing Law......................................................   68

22.      Headings...........................................................   68

23.      Transferability....................................................   68

24.      Knowledge of Sellers...............................................   69

25.      Counterparts.......................................................   69

26.      Severability.......................................................   69

27.      CAC/CNA............................................................   70

Appendix
Schedules
Exhibits

                                List of Schedules

Schedule                Description
--------                -----------
1.1                     Assumed Liabilities

1.2                     Employees in PVA Business

1.3                     Excluded Assets

1.4                     Permitted Liens

1.5                     Fixed Assets

3.6                     Allocation of Purchase Price

5.2                     Authority

5.4                     Governmental Approvals

5.5                     Operating Condition of Assets

5.6                     Employee Benefit Plans

5.7                     Contracts and Leases

5.8                     Patents, Copyrights and Trademarks

5.9                     Litigation and Proceedings

5.10                    Environmental

5.11                    Compliance with Laws

5.12                    Material Adverse Change

5.13                    Conduct of PVA Business

5.14                    Permits

7.1.2                   Transition Services

7.11                    Segregation of Plants

8.6                     Consents

24                      Knowledge of Sellers

                                List of Exhibits

Exhibit                Description
-------                -----------
A                      Financial Documents

B                      Ground Leases

C                      Technology License

D                      Long-term Utilities Supply Contract

E                      Cogeneration Utilities Agreement

         ASSET PURCHASE AGREEMENT, dated as of September 4, 2000 (the "Agreement"), among AIR PRODUCTS AND CHEMICALS, INC., a Delaware corporation ("Air Products"), AIR PRODUCTS, L.P., a Delaware limited partnership (together with Air Products, referred to herein as "Sellers"), and CELANESE LTD., a Texas limited partnership (the "Purchaser"), Celanese Americas Corporation, a Delaware corporation ("CAC") and CNA Holdings, Inc., a Delaware corporation ("CNA").

         WHEREAS, the Purchaser desires to acquire from the Sellers, and the Sellers desire to sell to the Purchaser, the Purchased Assets (as hereinafter defined), upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and the respective agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

    1. DEFINITIONS

         The terms defined in this Article 1 shall, for the purposes of this Agreement, have the following meanings:

         "ACCOUNTS RECEIVABLE" means the accounts and notes receivable of Sellers pertaining to the PVA Business.

         "ADJUSTMENT STATEMENT" means the statement adjusting the Purchase Price referred to in subsection 3.2.2 hereof.

         "AFFILIATE" of a person, firm or corporation means a person, firm (including, without limitation, a partnership, association, limited liability company or other entity) or corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such person, firm or corporation. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

         "ASSUMED LIABILITIES" means the liabilities of the Sellers pertaining to the PVA Business listed in Schedule 1.1 hereto, as the same shall exist on the Closing Date.

         "CLAIM NOTICE" means the notice defined in Section 14.8

         "CLOSING" means the closing defined in Article 4.

         "CLOSING DATE" means the time and date of closing as provided in
Article 4 hereof.

         "CODE" shall mean the Internal Revenue Code of 1986, as amended, and any rules and regulations promulgated thereunder.

         "CURRENT ASSETS" shall mean the Inventory and Accounts Receivable.

         "EMPLOYEE" means those employees of Seller employed in or applicable position titles for the PVA Business and listed on Schedule 1.2.

         "EMPLOYEE BENEFIT AND COMPENSATION PLANS" shall have the meaning set forth in Section 5.6.2 hereof.

         "ENABLING AGREEMENTS" means the Supply and Service Contracts and the Ground Leases.

         "ENVIRONMENTAL CONDITION" shall mean any physical condition existing on or under the Premises, such as soil or groundwater contamination, that would likely be the result of an Environmental Release.

         "ENVIRONMENTAL LAWS" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource, Conservation and Recovery Act of 1976, the Water Pollution and Control Act of 1972, the Clean Air Act of 1970, the Safe Drinking Water Act of 1974, the Toxic Substances Control Act of 1976, the Refuse Act of 1899, the Occupational Safety and Health Act of 1970 and the Emergency Planning and Community Right-to-Know Act of 1986, each as amended, the state and local counterparts of such laws and other laws, rules, or regulations of any national, state or local government concerning release or threatened release of hazardous substances, public or employee health and safety, worker's compensation or pollution or protection of the environment.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA AFFILIATE" shall mean any trade or business, whether or not incorporated, that together with the Seller would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

         "EXCLUDED ASSETS" means any assets of the Sellers that are not included within the definition of the Purchased Assets, including without limitation those assets set forth on Schedule 1.3 hereto and the matters retained by Sellers pursuant to Section 2.3, which assets shall remain assets of the Sellers notwithstanding this Agreement and be subject to Section 7.1.4.

         "FINANCIAL DOCUMENTS" means the financial statements prepared by the Sellers attached hereto as Exhibit A, comprised of the unaudited historical statement of income for the Sellers' Fiscal Year 1999 and the asset listing at March 31, 2000.

         "GAAP" shall mean United States generally accepted accounting principles.

         "GOVERNMENTAL ENTITY" shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency, whether federal, state, local or foreign.

         "GROUND LEASES" means the real property leases for the Calvert City and Pasadena PVA sites between the Purchaser and Air Products in substantially the form of Exhibit B, providing for, among other things, a term of not less than 99 years.

         "HAZARDOUS SUBSTANCE" is any substance defined in Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA"), and any substance similarly classified under the applicable state law where the site is located; and chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; radon; or any substance the presence of, release of, or exposure to requires investigation or remediation.

         "INVENTORY" means the inventories of raw materials, work-in-process, spare parts and finished goods of the Sellers pertaining to the PVA Business.

         "KNOW-HOW" means all manufacturing processes, trade secrets, formulae, recipes, proprietary formulations, manufacturing, engineering and other drawings, technical information, engineering and operating data, design and engineering specifications, documentation and results of research and development work, and similar materials recording or evidencing the proprietary expertise of Sellers on the Closing Date pertaining exclusively to the PVA Business and used or held for use exclusively in connection with the PVA Business.

         "LIENS" shall mean liens, mortgages, claims, encumbrances, security interests, options, charges, pledges, title defects or objections, easements, encroachments or restrictions of any kind.

         "LOSSES" is defined in Section 14.2.

         "PBGC" shall mean the Pension Benefit Guaranty Corporation.

         "PERMITTED LIENS" means (i) encumbrances, liens and charges listed in
Schedule 1.4 hereto; (ii) liens for taxes that are not yet due or that are being contested in good faith by appropriate proceedings; and (iii) such other liens, encumbrances, charges, easements, restrictions and other limitations as (A) are not substantial in amount, (B) do not materially detract from the value of the properties subject thereto and (C) do not materially impair the use of the subject assets for the purpose for which they are now employed or materially interfere with the continued conduct of the PVA Business in the manner in which it is being and has heretofore been conducted.

         "PERSON" shall mean an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder).

         "PLAN" shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Seller or by any ERISA Affiliate, or to which the Seller or an ERISA Affiliate is party, whether written or oral, for the benefit of any Employee or former Employee.

         "PRIMARILY" means greater than fifty percent (50%) of the referenced object or usage.

         "PURCHASED ASSETS" means the following assets of the PVA Business, but excluding the Excluded Assets:

                  (1) the Accounts Receivable, as the same shall exist on the Closing Date;

                  (2) the Inventory, as the same shall exist on the Closing
         Date;

                  (3) subject to additions and eliminations in the ordinary course of business between the date thereof and the Closing Date, the buildings, facilities and other improvements on the real property (as well as the machinery and equipment, plant, distribution equipment, office furniture, fixtures, tools, repair materials, machine and electrical parts) of the Sellers located at the Calvert City and Pasadena sites of the PVA Business, in each case pertaining primarily to the PVA Business, those further fixed assets shown or incorporated within projects shown on or otherwise referred to (but only to the extent allocated to the PVA Business) on Schedule 1.5, and any fixed assets referenced in Exhibit A of the Utilities Supply Agreements as belonging to the Purchaser or located within the boundaries of the Premises shown on the applicable site plan attached to Appendix A to the Ground Lease;

                  (4) all rights, title and interest of the Sellers in, to and under all worldwide patents, patent applications, copyrights, copyright applications, trademark registrations, trademark applications and service marks and licenses listed in Schedule 1.6 hereto and exclusive to the PVA Business, other than the trademarks "Airvol" and "Airvol PLUS", and subject to the licenses listed therein;

                  (5) all Know-how and all lists possessed by the Sellers of customers and suppliers of the PVA Business;

                  (6) all right, title and interest of the Sellers in, to and under all contracts, leases and permits pertaining to (but only to the extent of and as to that portion of any such contract, lease or permit pertaining to) the PVA Business (to the extent transferable);

                  (7) all right, title and interest of the Sellers in, to and under all laboratory equipment used primarily by the PVA Business located at the Sellers' Allentown, Pennsylvania and Greenville, South Carolina sites;

                  (8) franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights of Sellers pertaining exclusively to the PVA Business obtained from or granted by any Governmental Entity, to the extent transferable; and

                  (9) originals or copies of business records, operating data and business files of and exclusive to the PVA Business which are in Sellers' or any of their Affiliates' possession on the Closing Date, including (a) customer and vendor lists, correspondence and files, (b) advertising, marketing and sales materials, (c) personnel files of the Transferred Employees, (d) research and development records and files and engineering diagrams and (e) financial records and statements.

         "PURCHASER-ASSOCIATED PARTY" shall mean Purchaser and its Affiliate(s) as well as their employees, contractors, or agents.

         "PURCHASE PRICE" has the meaning set forth in Section 3.1 hereof.

         "PVA BUSINESS" means the research and development with respect to, manufacture, marketing and sale of polyvinyl alcohol products, including blends and solutions thereof, and of acetic acid by Sellers, in each case anywhere in the world, whether conducted directly or through Sellers' Affiliates.

         "REAL PROPERTY" shall mean all land (which is an Excluded Asset) that is owned by any Seller for the use of the PVA Business.

         "RELEASE" shall mean any spill, leak, pumping, pouring, emission, discharge, injection, escape, leaching, dumping, disposing, or other entering the environment of any Hazardous

Substance at, in, by, from or related to the PVA Business. This includes Releases whether known or unknown, intentional or unintentional.

         "SELLER-ASSOCIATED PARTIES" shall mean Purchaser and its Affiliate(s) as well as their employees, contractor, or agents.

         "SUPPLY AND SERVICE CONTRACTS" means, collectively, the Utilities Supply Agreements for the PVA Business in Calvert City and for the PVA Business in Pasadena, each in substantially the form of Exhibit D hereof, and the Cogeneration Utilities Supply Agreement for the PVA Business in Calvert City, substantially in the form of Exhibit E.

         "TITLE IV PLAN" shall mean a Plan that is subject to Title IV of ERISA.

         "TAX OR TAXES" shall mean all taxes, charges, fees, penalties or other assessments imposed by any Governmental Entity, including income, gross receipts, excise, property, sales, use, license, unemployment, capital stock, transfer, franchise, payroll, withholding, stamp and other taxes, and shall include interest, penalties or additions attributable to any failure to comply with any Tax Return.

         "TAX RETURN" shall mean any requirement regarding any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

         "TECHNOLOGY LICENSE" means the technology license between the Purchaser and Air Products, substantially in the form of Exhibit C, to cover the licensing to Purchaser of intellectual property rights used on a non-exclusive basis in the PVA Business.

         "UNREASONABLE CONTACT" shall mean any contact or involvement not required by law or regulation, not reasonably required to avoid a government order, not needed to prevent a significant threat to human health or the environment, and not commercially reasonable for a responsible chemical company to undertake with respect to a site where such company bears the full risks and responsibility.

    2. TRANSFER OF PURCHASED ASSETS; ASSUMPTION OF LIABILITIES

         On the Closing Date, and upon the terms and conditions set forth herein,

         2.1. Sellers shall, subject to Section 7.5, transfer, convey and assign to the Purchaser, free and clear of all liens, claims, mortgages, charges and encumbrances, except for the Permitted Liens, good and marketable title to all the Purchased Assets; and

         2.2. The Purchaser shall assume the Assumed Liabilities.

         2.3. The Purchaser shall not assume any contract, obligation or liability of the Sellers not specifically assumed pursuant to Section 2.2 above, and the Sellers shall not transfer, convey and assign to the Purchaser the Excluded Assets.

    3. PURCHASE PRICE; ADJUSTMENT

         3.1. The Purchaser agrees to pay on the Closing Date an amount equal to $326,000,000 (the "Purchase Price") as payment for the Purchased Assets pending determination of the adjustment referred to in Section 3.2.2 hereof, and to assume the Assumed Liabilities of the Sellers to the extent provided in Section
2.2 hereof. On the Closing Date, payment shall be made by the Purchaser to the Sellers in immediately available funds by wire transfer to Account No. 55200029, Bank One, Chicago, IL, or such other account as Sellers shall designate in writing prior to the Closing Date.

         3.2. Within forty-five (45) days after the Closing Date, Sellers will prepare and deliver to Purchaser,

                  3.2.1. an asset listing of the PVA Business ("Final Asset Summary") as of and at the close of business (11 p.m. E.S.T.) on the Closing Date, which will be prepared in accordance with GAAP, consistently applied, and on the basis of the same accounting rules and principles (including the use of Sellers' fiscal year 2000 standard costs) that were used to prepare the March 31, 2000 asset listing contained in the Financial Documents ("March 31, 2000 Asset Summary"), except that in the Final Asset Summary, the value of the vinyl acetate monomer ("VAM") raw material inventory shall be based upon the VAM cost in the quarter the VAM was purchased, and the value of the VAM component of the polyvinyl alcohol ("PVA") finished goods inventory produced after 1 October 1999 shall be based upon the VAM cost in the quarter the PVA finished goods were produced; provided, however, that, if this adjustment causes the Current Assets on the Final Asset Summary to be increased by more than $3,999,999, the excess over $3,999,999 will be disregarded for purposes of determining the post-closing adjustment described in Section 3.2.2.

                  3.2.2. A statement (the "Adjustment Statement") setting forth calculations showing the determination of the amount of the post-closing adjustment payable by Purchaser to Sellers, or by Sellers to Purchaser, as the case may be. The amount of such post-closing adjustment shall be determined and paid as follows; the Purchaser shall pay to the Sellers the amount by which the Current Assets on the Final Asset Summary exceed the Current Assets on the March 31, 2000 Asset Summary; or the Sellers shall pay to the Purchaser the amount by which the Current Assets on the Final Asset Summary are less than the Current Assets on the March 31, 2000 Asset Summary.

         3.3. During such 45-day period and during normal business hours, Purchaser will fully cooperate with Sellers with respect to Sellers' preparation of the statements referred to in Section 3.2 of this Article, and will give Sellers access to such books and records of the PVA Business and the assistance of such PVA Business personnel as Sellers reasonably require in connection therewith.

         3.4. If Purchaser has objections to the Adjustment Statement, then Purchaser shall object in writing to any item or items shown on any of the statements referred to in Section 3.2 of this Article within thirty (30) days after delivery to Purchaser of such statements ("Objection Period"). If Purchaser and Sellers are unable to resolve such objection within fifteen (15) days after delivery to Sellers of such written objection, the matter or matters in dispute will be submitted to Arthur Andersen LLP for resolution within 30 days of their engagement. The decision of Arthur Andersen LLP will be binding on both Purchaser and Sellers. The Purchaser shall bear the expense of Arthur Andersen LLP if the adjustment set forth by Arthur Andersen

LLP is less than $500,000 favorable to the Purchaser than the proposed adjustment set forth in the Adjustment Statement; such cost shall otherwise be payable by Sellers.

         3.5. Within three business days after the expiration of the Objection Period (or the date upon which any disputes are resolved as provided above), Purchaser will pay to Sellers or Sellers will pay to Purchaser the amount of adjustment shown in the Adjustment Statement as modified by any actions pursuant to Section 3.4 of this Article.

         3.6. The Purchase Price, as adjusted pursuant to Sections 3.2-3.5 of this Article, shall for federal, state, local and foreign income tax purposes be allocated among the Purchased Assets and the covenant not to compete of Air Products in Section 7.1.3 in the manner set forth in Schedule 3.6 hereto. Purchaser shall provide Sellers within one hundred twenty (120) days after the Closing Date a schedule allocating the Purchase Price, as adjusted pursuant to Sections 3.2-3.5 of this Article, which schedule shall be subject to Sellers' consent. Sellers' consent shall not be unreasonably withheld to such allocation. Purchaser and Sellers shall file Internal Revenue Service Form 8594 with their respective federal income tax returns for the year of the Closing, which shall be prepared in a manner consistent with the Purchase Price allocation schedule provided pursuant to this Article. Any increase or decrease in the Purchase Price which is required to be taken into account by Purchaser and Seller for any year subsequent to the year of Closing, shall be reflected by Seller and Purchaser in a supplemental asset acquisition statement on Internal Revenue Service Form 8594 for the year in which the increase or decrease is properly taken into account. The Sellers and the Purchaser shall not, nor shall they permit their respective Affiliates to, take a federal, state, local or foreign tax position that is inconsistent with such allocation with taxing or other public authorities in any jurisdiction. Air Products' employer identification number is 23-1274455 and Air Products, L.P.'s is 23-2736599. Purchaser's employer identification number is 75-2622526.

    4. CLOSING

         4.1. The closing under this Agreement (the "Closing") shall take place at 10:00 a.m. on September 29, 2000 at the offices of Air Products at 7201 Hamilton Boulevard, Allentown, Pennsylvania, or at such other time, date and place as shall be fixed by written agreement between the parties hereto (the date of the Closing being herein referred to as the "Closing Date").

    5. REPRESENTATIONS, WARRANTIES AND AGREEMENTS REGARDING SELLERS

         Air Products represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:

         5.1. ORGANIZATION. Each of the Sellers is a corporation or partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate or partnership power to own or lease their respective properties and to carry on their respective businesses as now being conducted. Each of the Sellers is duly qualified or licensed to do business and in good standing in every jurisdiction where the ownership of their respective assets or the conduct of the PVA Business require such qualification or licensing other than jurisdictions where failure to be so qualified or licensed would not have a material adverse effect on the business or financial condition of any of the Sellers.

         5.2. AUTHORITY. Each of the Sellers has full corporate or partnership power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by them pursuant hereto and to consummate the transactions contemplated hereby and thereby. All corporate or partnership acts and other proceedings required to be taken by or on the part of any of the Sellers to authorize them to carry out this Agreement and such other agreements and instruments and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by each of the Sellers and constitutes, and except as set forth on Schedule 5.2, each of such other agreements and instruments when duly executed and delivered by any of the Sellers will constitute, a legal, valid and binding obligation of the Sellers executing and delivering the same in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

         5.3. NO VIOLATION. Subject to the filings described in Section 5.4 and the consents described in Section 7.5, and except as set forth on Schedule 5.2, the execution and delivery by the Sellers of this Agreement and the other agreements and instruments to be executed and delivered by them pursuant hereto and their consummation of the transactions contemplated hereby and thereby will not, to the knowledge of Air Products, (i) violate any law, order, writ, decree, injunction, rule or regulation or (ii) conflict with or result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or result in the creation of a Lien or encumbrance (other than a Permitted Lien) on any of the Purchased Assets pursuant to, the charter documents of any of the Sellers or any indenture, mortgage, lease, license, agreement or other instrument to which any of them is a party or by which any of the Sellers or their respective properties or assets may be bound or affected.

         5.4. GOVERNMENTAL APPROVALS. To the knowledge of Air Products, no approval, authorization, consent or other order or action of, or filing with, any Governmental Entity is required in connection with the execution and delivery by the Sellers of this Agreement or the other agreements and instruments to be executed and delivered by them pursuant hereto or their consummation of the transactions contemplated hereby or thereby, which requirement, if not met, would have a material adverse effect on the Purchaser's operation of the PVA Business after the Closing Date, except (i) filing by Air Products with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which filing Air Products will make in compliance with such Act and will use commercially reasonable efforts to comply with any requests for additional information pursuant thereto, and (ii) those set forth in Schedule 5.4.

         5.5. PURCHASED ASSETS. On the Closing Date Sellers will have good and marketable title to all the Purchased Assets, free and clear of all Liens, except for the Permitted Liens. Except as set forth on Schedule 5.5, all material personal property included in the Purchased

Assets and presently used by Sellers in the conduct of the PVA Business is in good operating condition and repair, normal wear and tear excepted.

         5.6. EMPLOYEES

                  5.6.1. Schedule 5.6 contains a materially complete list of all Plans. None of Sellers nor any ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would affect any Employee.

                  5.6.2. Sellers have heretofore delivered to Purchaser a materially complete copy of the Summary Plan Description of each Plan.

                  5.6.3. No condition relating to the PVA Business exists that presents a material risk to Purchaser or any Affiliate of Purchaser of incurring any liability under Title IV or Section 302 of ERISA. Insofar as the representation made in this subsection 5.6.3 applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which each Seller or any ERISA Affiliate made, or was required to make, contributions during the five year period ending on the last day of the most recent plan year ended prior to the Closing Date.

                  5.6.4. The PBGC has not instituted proceedings to terminate any Title IV Plan and no condition exists that presents a material risk that such proceedings will be instituted, nor will the consummation of the transactions contemplated by this Agreement cause Purchaser to incur any liability to the PBGC or otherwise under Title IV of ERISA.

                  5.6.5. No Title IV Plan is (nor has been during the previous six years) a "multi-employer pension plan," as defined in Section 3(37) of ERISA, nor is any Title IV Plan a plan described in Section 4063(a) of ERISA.

                  5.6.6. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, cause Purchaser to incur any liability to the PBGC or otherwise under Title IV of ERISA, including any multi-employer plan withdrawal liability, with respect to any Plan. The consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not cause Purchaser to incur any liability or expense (including, without limitation, severance liability or expense) with respect to benefits or compensation due Employees which accrued or vested on or prior to the Closing Date under any Plan, except as set forth on Schedule 5.6.

                  5.6.7. With respect to the PVA Business, except as set forth in Schedule 5.6: (A) no collective bargaining or other agreement exists or, since January 1, 1998, has existed, between any of Sellers and any labor organization; (B) no oral or written employment agreement exists, or since January 1, 1998, has existed, between any of Sellers and any employee; (C) none of Sellers has received written notice that any representation question presently exists, and no petition concerning representation under the National Labor

         Relations Act, as amended, is or, since January 1, 1998, has been pending or to the knowledge of Air Products, threatened; (D) no unfair labor practice charge or complaint is or, since January 1, 1998, has been pending or to the knowledge of Air Products, threatened, before the National Labor Relations Board; (E) no labor dispute, strike, picketing, handbilling, work slowdown, or work stoppage is or, since January 1, 1998, has been pending or to the knowledge of Air Products, threatened; and (F) no decision, order, judgment, decree, or award has been rendered or issued by any court, board, agency or arbitrator, and no settlement or agreement has been entered into or executed, since January 1, 1998 regarding any matter set forth in this subsection 5.6.4.

         5.7. OTHER CONTRACTS AND LEASES. Schedule 5.7 hereto lists all written contracts and leases included in the Purchased Assets in effect on the date hereof except (i) those required to be listed on Schedule 5.8 hereto and (ii) any contract or lease that involves executory obligations in an amount of less than $100,000 and involves a remaining term of one year or less. To the knowledge of Air Products, except as set forth on Schedule 5.7, with respect to those contracts listed on Schedules 5.7 and 5.8, (x) Sellers and the other parties thereto have complied with all of the material provisions of such contracts and leases and are not in material default under any provision of such contracts or leases, and (y) all such contracts and leases are in full force and effect according to their terms. Except for those exclusive distributorship and sales representative agreements listed on Schedule 5.7, none of the Sellers has any outstanding contract that will be transferred to Purchaser and that, by its terms, restricts the PVA Business from competing with any Person in any geographic area.

         5.8. PATENTS, TRADEMARKS, ETC. Schedule 5.8 hereto lists all patents, patent applications, copyright registrations, copyright registration applications, trademark registrations and trademark registration applications that are used primarily in the PVA Business and that are owned by Sellers and all licenses related thereto in which Sellers are the licensor and all licenses in which Sellers have any rights as licensee or otherwise. Except as set forth on Schedule 5.8, to the knowledge of Air Products, (i) there are no claims or demands of any person, firm or corporation pertaining thereto, (ii) no proceedings have been instituted, are pending or are threatened that challenge any rights in respect thereto and (iii) none of the patents, copyrights or registered trademarks listed in Schedule 5.8 hereto is being materially infringed by others, and none is subject to any outstanding order, decree, judgment or stipulation adversely affecting the rights thereunder. Except as set forth on Schedule 5.8 and subject to any licenses set forth therein, to the knowledge of Air Products, Sellers own or possess all rights, title and interest in all patents, trademarks, copyrights and Know-how used primarily in the PVA Business as presently conducted.

         5.9. LITIGATION AND PROCEEDINGS. Except as set forth in Schedule 5.9 hereto, none of the Sellers is a party to, or (to the knowledge of Air Products) threatened with, any legal action or other proceeding pertaining to the PVA Business or the Purchased Assets before any Governmental Entity. None of the Sellers has received notice of or been charged with any material violation of any federal, state or local law or administrative regulations pertaining to the PVA Business or the Purchased Assets, except as set forth in Schedule 5.9 hereto.

         5.10. ENVIRONMENTAL. To the knowledge of Air Products, at the time of Closing and except as disclosed on Schedule 5.10:

                  5.10.1. the Purchased Assets and the PVA Business are in material compliance with applicable Environmental Laws and Sellers possess all environmental Permits the absence of which would have a material adverse effect on the operation of the PVA Business or use of the Purchased Assets;

                  5.10.2. there have been no reportable releases of a Hazardous Substance on the Premises covered by the Ground Lease or adjacent sites owned by Seller that might migrate to the Premises during the period of Seller's ownership of the PVA Business;

                  5.10.3. there are no outstanding notices or written claims alleging that the Purchased Assets or the PVA Business is not in compliance with or has liability or potential liability under applicable Environmental Laws;

                  5.10.4. the Purchased Assets and the PVA Business are in compliance with applicable NPDES Best Management Practices and applicable Spill Prevention and Countermeasure Control Plans for the Purchased Assets;

         5.11. COMPLIANCE WITH LAWS. Except as described in Schedule 5.11 hereto, and except with respect to Environmental Laws (which are exclusively the subject of Section 5.10), to the knowledge of Air Products, each of the Sellers is, and during the last five years has been, in compliance in all material respects with all federal, state and local laws and court and administrative orders pertaining to the PVA Business or the Calvert City or Pasadena site, the failure to comply with which would materially adversely affect the PVA Business.

         5.12. NO MATERIAL ADVERSE CHANGE. Except as set forth in Schedule 5.12, to the knowledge of Air Products, since July 31, 2000 there has not been any material adverse change in the business, results of operations or financial condition of the PVA Business. For the purposes of this paragraph, a decline in the market price of the products of the PVA Business or an increase in the price of raw materials consistent with the market generally that occurs after the date hereof and on or before the Closing Date shall be deemed not to be material. Except as set forth on Schedule 5.12, since July 31, 2000, the Sellers with respect to the PVA Business have not:

                  5.12.1. suffered any damage or destruction to any material amount of the Purchased Assets;

                  5.12.2. increased, or experienced any material change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

                  5.12.3. written down the value of any Inventory or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs or write-downs and write-offs in the ordinary course of business and consistent with past practice;

                  5.12.4. canceled any debts or waived any claims or rights of substantial value;

                  5.12.5. sold, transferred, or otherwise disposed of any material assets, except in the ordinary course of business and consistent with past practice; or

                  5.12.6. made any material change in any method of accounting or accounting practice.

         5.13. CONDUCT OF THE PVA BUSINESS. Except as set forth on Schedule 5.13, since January 1, 1999, Sellers have conducted the PVA Business in the ordinary course, consistent with past practice.

         5.14. PERMITS. Schedule 5.14 hereto includes a complete list of all material federal, state and local governmental licenses, permits and authorizations currently held or being applied for by the Sellers in connection with the PVA Business as presently conducted. Except as set forth on Schedule
5.14 hereto, no claim is pending or, to the knowledge of Air Products, threatened, to revoke any such licenses, permits or authorizations.

         5.15. FINANCIAL DOCUMENTS. The Financial Documents are complete and accurate in all material respects and have been prepared from and currently reflect financial statements used by the management of Air Products in the operation of the PVA Business. The Financial Documents have been prepared in accordance with GAAP, consistently applied, and the unaudited historical statement of income for the Sellers' Fiscal Year 1999 fairly presents the financial position and the results of operations of the PVA Business for the period therein indicated. The statement of income included in the Financial Documents has been prepared including expenses and income allocated to the PVA Business for corporate, group and division expenses. The asset listing included in the Financial Documents has been prepared including the fixed assets and the Current Assets of the PVA Business.

         5.16. NO UNDISCLOSED LIABILITIES. To the knowledge of Air Products, except (i) as disclosed in the Financial Documents and (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since July 31, 2000, none of the Sellers, with respect to the PVA Business and the Purchased Assets, has any liability or obligation of any nature that would be required to be reflected in a balance sheet of the PVA Business prepared in accordance with GAAP.

         5.17. ACCOUNTS RECEIVABLE. All Accounts Receivable included in the Purchased Assets represent sales actually made in the ordinary course of business. To the knowledge of Air Products, all such Accounts Receivable are collectible, less approximately $75,000 of such Accounts Receivable.

         5.18. INVENTORY. All of the Inventory consists of a quality and quantity usable and salable in the ordinary and usual course of business, except for 2% or less worth of such Inventory which comprise obsolete materials and/or materials of below-standard quality. The quantities of each type of Inventory (whether raw materials, work-in-process, spare parts or finished goods) have been purchased or maintained in the ordinary course of business consistent with past practice.

         5.19. CUSTOMERS AND SUPPLIERS. To the knowledge of Air Products, none of the Sellers has received notice that any customer or supplier has or intends to cease doing business with the PVA Business which would have a material adverse effect on the PVA Business.

         5.20. TAX MATTERS.

                  5.20.1. Each of the Sellers (a) has timely filed all Tax Returns with respect to the PVA Business and Purchased Assets that it was required to file and all such Tax Returns were, true, correct and complete in all material respects, and (b) has paid all Taxes shown to be due and payable on such Tax Returns.

                  5.20.2. There is no material dispute or claim concerning any Tax liability with respect to the PVA Business and Purchase Assets of any Seller claimed or raised by any taxing authority in writing.

                  5.20.3. Each of the Sellers has withheld and paid all Taxes required to have been paid in connection with the amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party with respect to the PVA Business and Purchased Assets.

                  5.20.4. With respect to the PVA Business and the Purchased Assets, none of the Sellers has any liability for the Taxes of any person (other than any of the Sellers) as transferee or successor, by contract, or otherwise.

                  5.20.5. There are no Tax liens, other than statutory liens for Taxes not yet due and payable with respect to the Purchased Assets, and no claims are being asserted against any Seller by any taxing authority that could lead to the imposition of a Tax lien with respect to any of the Purchased Assets.

         5.21. REAL PROPERTY. The Sellers have good and marketable title to the Real Property, free and clear of any Liens, other than Permitted Liens. The Sellers have not received notice that any of the Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor to Air Products' knowledge has any such condemnation, expropriation or taking been proposed.

         5.22. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 5 OR IN THE ENABLING AGREEMENTS, SELLERS MAKE NO WARRANTY OR REPRESENTATION, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, CONCERNING THE PURCHASED ASSETS OR THE PVA BUSINESS, OR THE MERCHANTABILITY OR FITNESS THEREOF FOR ANY PURPOSE. IT IS UNDERSTOOD AND AGREED THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS CONTAINED OR REFERRED TO IN THE SCHEDULES HERETO OR IN ANY OTHER MATERIAL THAT HAS BEEN PROVIDED TO PURCHASER OR ANY OF ITS AFFILIATES, AGENTS OR REPRESENTATIVES (INCLUDING WITHOUT LIMITATION THE OFFERING MEMORANDUM AND ANY DUE DILIGENCE PRESENTATIONS OR DOCUMENTS) ARE NOT AND SHALL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF

THE SELLERS OR ANY OF THEIR AFFILIATES, AGENTS, EMPLOYEES OR REPRESENTATIVES.

    6. REPRESENTATIONS, WARRANTIES AND AGREEMENTS REGARDING PURCHASER

         The Purchaser represents and warrants to Sellers as of the date hereof and as of the Closing Date as follows:

         6.1. ORGANIZATION. The Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas. It has the partnership power to own or lease its properties and to carry on its business as now being conducted.

         6.2. PARTNERSHIP AUTHORITY. The Purchaser has full partnership power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated hereby and thereby. All partnership acts and other proceedings required to be taken by or on the part of the Purchaser to authorize it to carry out this Agreement and such other agreements and instruments and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by the Purchaser and constitutes, and each of such other agreements and instruments when duly executed and delivered by the Purchaser will constitute, a legal, valid and binding obligation of the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

         6.3. NO VIOLATION. Subject to the filings described in Section 6.4 and the consents described in Section 7.5, the execution and delivery by the Purchaser of this Agreement and the other agreements and instruments to be executed and delivered by it pursuant hereto and its consummation of the transactions contemplated hereby and thereby will not, to the knowledge of Purchaser, (i) violate any law, order, writ, decree, injunction, rule or regulation or (ii) conflict with or result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Purchaser pursuant to, the partnership agreement of the Purchaser or any indenture, mortgage, lease, license, agreement or other instrument to which the Purchaser is a party or by which the Purchaser, or its properties or assets, may be bound or affected.

         6.4. GOVERNMENTAL APPROVALS. To the knowledge of Purchaser, no approval, authorization, consent or other order or action of, or filing with, any court, Governmental Entity is required in connection with the execution and delivery by the Purchaser of this Agreement or the other agreements and instruments to be executed and delivered by it pursuant hereto or its consummation of the transactions contemplated hereby or thereby, except filing by the Purchaser with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which filing the Purchaser will make in accordance with such Act and will use commercially reasonable efforts to comply with any requests for additional information pursuant thereto, and those set forth in
Schedule 5.4.

         6.5. FINANCING. At the Closing, Purchaser will have available (i) cash sufficient to provide all funds necessary to pay the Purchase Price for the Purchased Assets and (ii) net assets sufficient to support its obligations under this Agreement.

         6.6. PURCHASER'S INVESTIGATION. In proceeding with the Closing, Purchaser will have satisfactorily exercised its due diligence in investigating the Purchased Assets and PVA Business and the Assumed Liabilities and will have relied solely upon such due diligence and those representations and warranties expressly made by Air Products in Article 5 of this Agreement.

    7. FURTHER COVENANTS

         The parties hereto hereby further covenant and agree as follows:

         7.1. ACCESS TO INFORMATION AND DOCUMENTS; FURTHER ASSURANCES.

                  7.1.1. From and after the date hereof but solely for purposes of facilitating the orderly transition of operational control of the PVA Business to the Purchaser, the Sellers shall give the officers and employees of the Purchaser and its designees reasonable access, during reasonable business hours, to the offices, production facilities, plants, properties, officers, employees, books and records (said books and records not to include the Seller's federal or state income tax returns) of the PVA Business and shall cause its officers and employees to furnish to the Purchaser and its aforesaid representatives such financial, technical, operating and other information pertaining to the PVA Business as its representatives shall from time to time reasonably request and to discuss such information with such representatives (including any of the foregoing that Sellers used on a non-exclusive basis in the PVA Business).

                  7.1.2. Sellers shall provide to Purchaser, for a reasonable period of time following the Closing (not to exceed 12 months), at Purchaser's cost and expense and without liability (whether for negligence (simple or gross), strict liability, or otherwise) warranty or representation with respect thereto, those services set forth on
         Schedule 7.1.2 in order to facilitate the transition of the PVA Business to Purchaser. Purchaser shall provide Sellers with reasonable notice of its intent to cease use of any such services. Any such transition services shall be deemed to be performed by Purchaser in its operation of the PVA Business, for which Purchaser shall indemnify Sellers under Section 14.5.4 hereof but without regard to the deductible referenced in Section 14.7, with respect to claims by Purchaser or any third party.

                  7.1.3. From and after the Closing, upon request and at the cost and expense of Purchaser shared equally with Sellers, Sellers shall execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required to sell, assign, transfer, convey and deliver to and vest in Purchaser, and more fully protect its right, title and interest in and employment of, all Purchased Assets and as otherwise may be appropriate to carry out the transactions contemplated in this Agreement; provided, however, preparation of any and all necessary documentation for the transfer of any intellectual property rights will be the responsibility of Sellers, and Purchaser, at its cost and expense, shall be responsible for filing and recording such documentation; provided, further, Seller will cooperate in signing all necessary documents to transfer such property rights as requested.

                  7.1.4. If at any time after the Closing the parties determine that certain assets (including the Excluded Assets) were definitionally excluded from or included within (as the case may be) the Purchased Assets to be transferred hereunder, but were nonetheless intended to be included in or made available to Purchaser in its operation of the PVA Business, or excluded from the Purchased Assets and retained by Sellers, and such assets are necessary to the operation of the PVA Business or Sellers' businesses or operations, as the case may be, the parties shall cooperate in good faith to determine a mutually acceptable method for providing Purchaser or Sellers, as the case may be, with timely access to such assets, taking into account Sellers' or Purchaser's continued need for and use of such assets.

         7.2. CONFIDENTIALITY AGREEMENTS.

                  7.2.1. Unless and until the Purchaser shall have purchased the Purchased Assets and shall have undertaken the obligations of confidentiality that any of Sellers shall be subject to at that time, Purchaser shall not use for its own purposes or advantages (other than in preparation for the orderly transition of operational control of the PVA Business to the Purchaser) or publish or disclose to any third person any confidential or proprietary information, know-how, formulae or trade secret related to the PVA Business or the Purchased Assets, including business and financial information (collectively,

         "Information"), obtained (orally, in writing or observed) from any of the Sellers, unless and until Information is or becomes a matter of public knowledge through no fault of the Purchaser or is lawfully acquired from a third person without restrictions of confidentiality. If the Purchaser shall not purchase the Purchased Assets, as contemplated by this Agreement, the Purchaser shall not keep or take, and shall promptly return, any and all Information which constitutes a part of the PVA Business, and shall not keep or take, and shall promptly return, any document or other thing embodying any such Information. Regardless of whether the Purchaser shall purchase the Purchased Assets, the Purchaser shall not use for its own purposes or advantages or publish or disclose to any third person any Information constituting a part of the business of the Sellers other than the PVA Business, unless and until such Information is or becomes a matter of public knowledge through no fault of the Purchaser or is lawfully acquired from a third person without restrictions of confidentiality.

                  7.2.2. After the Closing Date, the Sellers, except as required by law or as consented to by the Purchaser or its designees in writing, shall not use for its own purposes or advantages in any business competitive with the PVA Business or any part thereof or publish or disclose to any third person any confidential information previously obtained by it in connection with the PVA Business, unless and until such information is or becomes a matter of public knowledge through no fault of the Sellers or is lawfully acquired from a third person without restrictions of confidentiality or is otherwise retained by Sellers as part of the Excluded Assets.

         7.3. COVENANT NOT TO COMPETE. In order that Purchaser may have and enjoy the full benefit of the PVA Business, the Sellers hereby agree that they will not, nor will any of their Affiliates, directly or indirectly, engage in the manufacture or sale of polyvinyl alcohol for a period of five years from the Closing Date; provided, however, that, notwithstanding this Section 7.1.3, Air Products or any of its Affiliates may engage in such business through any company acquired by Air Products or any of its Affiliates after the date of this Agreement if such after-acquired company was already engaged in such business at the time of such acquisition, and the revenues of such company attributable to that portion of the company engaged in such business during the twelve (12) months preceding Seller's (or its Affiliate's) acquisition thereof did not exceed thirty-five percent (35%) of the total revenues of such company during such period.

         7.4. CLOSING CONDITIONS. The Sellers, on the one hand, and the Purchaser, on the other hand, agree to use their commercially reasonable efforts to cause all of the conditions to the obligations of the other to consummate the transactions contemplated hereby to be satisfied as soon as practicable after the date of this Agreement.

         7.5. CONSENTS AND APPROVALS, ETC. The Sellers and the Purchaser agree to use their commercially reasonable efforts to obtain all necessary consents and approvals of all Governmental Entities, and other persons required in connection with the transactions contemplated hereby, including, without limitation, for execution, delivery and performance of this Agreement and transfer of the Purchased Assets to be acquired hereunder by the Purchaser. The Sellers agree to use all commercially reasonable efforts to obtain the consent of any other party or parties to any claim, contract, license, lease, commitment, sales order or purchase order to the transfer or assignment thereof to the Purchaser in all cases in which such consent is required for assignment and has heretofore not been obtained. To the extent that any of the claims, contracts, licenses, permits, leases, commitments, sales orders or purchase orders for which assignment to the Purchaser is provided herein are not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment if such assignment or attempted assignment would constitute a breach thereof. If such consent is not obtained, the parties agree to cooperate in any reasonable arrangements (not including the payment by the Sellers of additional sums of money to any person) designed to provide for the Purchaser the rights and obligations under any such claim, contract, license, permit, lease, commitment, sales order or purchase order, including but not limited to subcontracting thereof to Purchaser and enforcement at the cost and for the account of the Purchaser of any and all rights of the Sellers against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise. If and to the extent such arrangements cannot be made, the Purchaser shall have no obligation with respect to any such claim, contract, license, permit, lease, commitment, sales order or purchase order.

         7.6. COLLECTIONS. From and after the Closing Date, the Purchaser shall have the right and authority to collect, for its own account, all accounts receivable and other items that are being transferred or are intended to be transferred to the Purchaser as provided in this Agreement, and to endorse with the name of the appropriate Sellers any checks or drafts received on account of any such accounts receivable and other items. Each of the Sellers agrees that it shall promptly transfer or deliver to the Purchaser any cash or other property that such Sellers may receive after the Closing Date in respect of any claims, contracts, licenses, permits, leases, commitments, sales orders, purchase orders, accounts receivable or other items that are being transferred or are intended to be transferred to the Purchaser as provided in this Agreement, including any amounts payable as interest in respect thereof.

         7.7. INSTRUMENTS OF TRANSFER TO THE PURCHASER. On the Closing Date, the Sellers shall deliver to the Purchaser such bills of sale, endorsements, assignments and other good and sufficient instruments of assignment, transfer and conveyance, in form and substance reasonably satisfactory to the Purchaser and its counsel, as shall be effective to vest in the Purchaser all of Sellers' title to the Purchased Assets. Simultaneously with such delivery, the Sellers shall take all actions necessary to put the Purchaser in actual possession and operating control of the Purchased Assets. From and after the Closing Date, upon request of the Purchaser, the Sellers shall execute, acknowledge and deliver all such further assignments, transfers, conveyances and other instruments as may be necessary to assign, transfer and convey to and vest in the Purchaser and more fully protect its right, title and interest in the Purchased Assets, and as otherwise may be appropriate to carry out the transactions contemplated by this Agreement.

         7.8. CONDUCT OF PVA BUSINESS PRIOR TO THE CLOSING DATE. Except as permitted by the prior written consent of the Purchaser, between the date hereof and the Closing Date, the Sellers shall continue to conduct the PVA Business in the ordinary course, consistent with past practice. Without limiting the generality of the foregoing, each of the Sellers covenants that, between the date hereof and the Closing Date:

                  7.8.1. it will use its commercially reasonable efforts to preserve the PVA Business;

                  7.8.2. with respect to the PVA Business, it will not modify, amend or terminate any material contracts, or waive, release or assign any material claims relating to post-Closing events, except in the ordinary course of business consistent with past practice;

                  7.8.3. with respect to the PVA Business, it will not enter into any material commitment, including any capital expenditure to be expended after the Closing Date, except in the ordinary course of business consistent with past practice;

                  7.8.4. with respect to the PVA Business, it will not transfer, sell or dispose of any assets other than in the ordinary course of business consistent with past practice;

                  7.8.5. it will not make any material change in the compensation or benefits payable or to become payable to any of the Employees (other than normal recurring increases in the ordinary course of business consistent with past practice), or adopt, enter into or amend any employment, severance, consulting, or termination agreement with, or employee benefit plan for, any of the Employees;

                  7.8.6. with respect to the PVA Business, it will not make any material change to any of the accounting methods used by it unless required by GAAP; and

                  7.8.7. it will not enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

         7.9. USE OF NAMES. On and after the Closing Date, neither the Purchaser nor its Affiliates shall use the name "Air", "Air Products", "Airvol" or "Airvol PLUS" or any combination thereof, or logos, slogans, symbols or designs signifying the same in any form, variation or manner in connection with the PVA Business or any business that the Purchaser or its Affiliates may thereafter conduct. Notwithstanding the foregoing, after the Closing, Purchaser may use and distribute existing products, shipping materials, purchase orders, stationery, invoices, sales, promotional or other forms of literature, included in the Purchased Assets, that bear any of the aforementioned names, logos, slogans, symbols or designs provided Purchaser attaches a sticker or name plate that discloses the acquisition of such Purchased Assets by Purchaser. The right granted in the immediately preceding sentence shall terminate on the sixth-month anniversary of the Closing Date, provided that such right shall continue with respect to bagged, finished goods Inventory until such time as the Inventory is sold so long as Purchaser uses commercially reasonable efforts to sell existing Inventory first.

         7.10. RECOGNITION OF EMPLOYEES' UNION. The Purchaser shall at the Closing recognize the Paper, Allied-Industrial, Chemical & Energy Workers' International Union, Local 5-727 (PACE) as the exclusive bargaining agent for the hourly employees performing services in connection with the PVA Business at the Calvert City, Kentucky, plant.

         7.11. SEGREGATION OF THE PLANTS. The parties shall undertake to segregate the Purchased Assets and the premises leased under the Ground Leases from those assets and operations of Sellers on the remainder of Sellers' Pasadena and Calvert City sites, with each party responsible for undertaking and completing their respective obligations as and within the time periods set forth on Schedule 7.11.

         7.12. NOTIFICATION OF CERTAIN MATTERS.

                  7.12.1. From time to time prior to the Closing, each party shall promptly supplement or amend the Schedules with respect to any matter discovered after the date hereof that, if existing at, or occurring on, the date of this Agreement, would have been required to be set forth or described in the Schedules on the date hereof.

                  7.12.2. Each party shall give notice to the other promptly after becoming aware of the occurrence or non-occurrence of any event whose occurrence or non-occurrence would cause either (1) any representation or warranty thereof contained in this Agreement to be untrue or inaccurate in any material respect at the Closing Date or (2) any condition set forth in Article 8 or 9, as the case may be, to be unsatisfied.

         7.13. PREPARATION AND FILING OF TAX RETURNS. To the extent not filed prior to the Closing Date, and to the extent not otherwise inconsistent with the law or practice of a Governmental Entity, Sellers shall prepare (or cause to be prepared), at its own expense and in a manner consistent with past practice, all real and/or personal property tax returns required to be filed with respect to the Purchased Assets for all periods up to and including the Closing Date. To the extent that any real and/or personal property tax that is determined and paid based upon such returns, and to the extent that such tax is to be prorated between the parties in accordance with Section 13.3 hereof, then not less than twenty (20) business days prior to the date on which each such return is due to be filed (taking into account any applicable extensions), the appropriate Seller or Sellers shall deliver a draft of each such return to Purchaser for its prompt review and consent, which consent shall not be unreasonably withheld. Sellers or Purchaser (as required by law) shall timely file (or cause to be timely filed) such returns. Seller or Purchaser (as required by law) shall timely pay the amount due with respect to any such tax return to the appropriate Governmental Entity, and such paying party shall promptly deliver an invoice to the other party for the other party's prorated portion of such tax, determined under Section 13.4.

         7.14. PASADENA WASTEWATER. With respect to the Pasadena PVA facility, Seller will assign or arrange to have assigned to Purchaser wastewater capacity of 8,000 pounds biological oxygen demand ("BOD") per day (the amount of additional BOD which Seller acquired when building the PVOH Plant) for discharge to the Washburn Tunnel of the Gulf Coast Waste Disposal Authority. Seller agrees to transfer this amount of the BOD capacity allocation to Purchaser at or around the time of Closing depending on when the new sewer line is ready for use (by Closing or within two months thereafter). To confirm that Seller receives adequate capacity, Seller and Buyer agree to conduct a post-closing testing program based upon a mutually agreed upon testing protocol. At the conclusion of such testing program, should the Parties mutually agree that the amount of BOD actually required by the Pasadena PVA facility adequate for the typical operation of the facility differs from the original 8,000 pound allocation, they will make such transfers of BOD as necessary from the original 8,000 pound allotment to provide Purchaser with that amount. If the Parties fail to mutually agree on an amount, Purchaser's 8,000 pound capacity allocation shall remain. The Parties further agree to request that Gulf Coast Waste Disposal Authority allow the Parties to temporarily share each other's allocations, as mutually agreed, during maintenance or upset conditions.

         7.15. ENVIRONMENTAL SITE ASSESSMENTS. The parties hereto hereby further covenant and agree as follows:


                  7.15.1. Prior to Closing, Purchaser and/or its attorneys, agents and consultants are permitted to undertake at Purchaser's cost and expense, environmental site assessments, consisting of Phase I Environmental Site Assessment (i.e. noninvasive investigations of and inquiries to generally evaluate the environmental condition of the Premises). With respect to the Premises at Pasadena, Texas, Purchaser shall within one year from the date of Closing complete a Phase II Environmental Site Assessment (i.e. soil and ground water analysis, installation of soil borings, groundwater monitoring wells and other investigatory activities) to identify and establish the environmental releases and condition of the Premises which shall be used as the Environmental Baseline for purposes of Sec. 14 of the Asset Purchase Agreement (such Phase I and Phase II Environmental Site Assessments shall be collectively referred to as "Environmental Work").

                  7.15.2. Prior to initiating the Pasadena Phase II Environmental Site Assessment ("ESA"), Purchaser shall provide Seller with a detailed workplan for Seller's information. Purchaser shall have the right to modify the work plan or vary from the workplan as the ESA is conducted but shall keep Seller reasonably informed of any changes. Purchaser and/or its consultant shall split all samples with Seller and timely provide Seller with a copy of all Phase II sampling results and a copy of all draft and final ESA reports. At Seller's request and cost, Purchaser will assist Seller in pursuing any claims for contamination caused by unrelated entities that may be discovered through the ESA. Seller shall assume full responsibility for the proper, legal and environmentally sound disposal of all excavated soil, drilling mud, surface water, sediment, groundwater and other residuals and waste (collectively "Residuals") created by the ESA provided that Purchaser shall reimburse Seller for the reasonable costs of sampling, transportation and disposal which shall be based on the assumptions shown on Appendix D of the Ground Lease. Once the Residuals are transferred by Purchaser to Seller, Seller shall indemnify, defend and hold harmless Purchaser from and against any and all liabilities, losses, claims, demands, penalties, fines, settlements, costs or expenses to the extent resulting or arising from the further sampling, transportation, disposal or other handling of such Residuals.

                  7.15.3. Purchaser shall indemnify, defend and hold harmless Seller from and against any and all liabilities, losses, claims, demands, penalties, fines, settlements, costs or expenses to the extent resulting or arising from the Environmental Work or related activities of Purchaser and/or its consultant on the Premises ("Due Diligence Damages"); provided, however, that neither Purchaser nor its consultants shall be liable for any Due Diligence Damages attributable to the environmental condition of the Premises prior to the date of this Agreement that was not caused in whole or in part by Purchaser. If, however, during Purchaser's due diligence activities, Seller can establish by a preponderance of the evidence that Purchaser and/or its consultants have exacerbated the adverse environmental condition of the Premises, Purchaser shall indemnify Seller for the incremental costs of remedying any Due Diligence Damages attributable to Purchaser's activities in connection therewith.

                  7.15.4. Seller shall cooperate with Purchaser in conducting the Environmental Work.

                  7.15.5. At the completion of the Environmental Work, Purchaser shall restore the Premises to substantially the condition in which the Premises existed on the date hereof. The access rights for Environmental Work granted herein shall extend to Seller's property other than the Premises only as specifically agreed to by Seller in writing.

         7.16 CALVERT CITY ASBESTOS SURVEY. Within three months following Closing, Sellers shall at their expense:

                  7.16.1. Survey the Calvert City Premises for the presence and condition of any insulation containing asbestos. Sellers shall provide notice to Purchaser prior to conducting the survey and shall allow a representative(s) of Purchaser to accompany Seller's representative(s) during their conduct of the survey.

                  7.16.2. Should any of the insulation containing asbestos not comply with either applicable laws or Seller's applicable standard found at Sec. 5.4.1 of Seller's Calvert City Plant Safety Manual which states: "Any asbestos-containing insulation with apparent surface damage shall be removed and replaced with a non-asbestos material. If the surface damage is a small fraction of the total area and removal is considered to be potentially more hazardous than repair, then, with the approval of the [APCI Calvert City] Health and Safety Manager, the damaged asbestos containing insulation may be repaired," Seller shall bring the insulation into compliance with the laws or standard. Any asbestos removed by Seller shall be done in compliance with all applicable laws.

         7.17. CALVERT CITY SEWERS. Within nine months following Closing, Sellers shall, at their expense:

                  7.17.1. Test all the underground sewers, including any underground conveyance lines between the production units and the main sewer line, on the Premises at Calvert City to determine the integrity of the lines and if they are free from obstructions and allow free drainage. The test shall, at a minimum where reasonably possible, consist of an examination of the sewers' physical condition by use of video cameras and low pressure hydrostatic testing. At least two weeks prior to initiating the testing, Seller shall provide Purchaser with a testing protocol for Purchaser's review and comment. Seller agrees to incorporate any of Purchaser's reasonable comments.

                  7.17.2 Sellers shall repair or replace any portions of the sewers found to contain cracks, be leaking, or fail the hydrostatic test and shall repair any plugged lines. Any replacement lines must have comparable capacity and be able to provide long-term integrity. Notwithstanding 7.17.1, at Seller's option, Seller may forego testing of portions of the sewers and repair or replace them.

                  7.17.3. Any routine Releases from the sewers between Closing and completion of the project described in 7.17.1 and .2 shall be considered Releases that occurred prior to Closing for purposes of
         Article 14 of this Agreement. Such routine Releases shall not include extraordinary Releases caused by Purchaser or its agents including but not limited to Releases due to Purchaser's damage to the sewers.

                  7.17.4. Sellers shall be responsible for conducting the sewer testing, repair, and/or replacement in compliance with all applicable laws, including any notification provisions. Purchaser agrees to provide Seller and its contractors and agents with necessary access to the Premises to undertake and complete such testing, repairs and/or replacement and to cooperate with Seller and its contractors and agents in scheduling and completing the work.

8.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER


         The obligation of the Purchaser to proceed with the Closing hereunder is, at the option of the Purchaser, subject to the satisfaction of the following conditions on the Closing Date:

         8.1. LEGAL MATTERS. All actions, proceedings, instruments and documents required of Sellers to carry out this Agreement or incidental hereto, and all other related legal matters, shall be reasonably satisfactory to counsel for the Purchaser.

         8.2. REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Air Products in this Agreement shall be true and correct (with respect to those representations and warranties not containing materiality exceptions or qualifications, in all material respects) on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

         8.3. COVENANTS AND AGREEMENTS. All the terms, covenants, agreements and conditions of this Agreement to be complied with and performed by the Sellers on or before the Closing Date shall have been complied with and performed in all material respects.

         8.4. OFFICER'S CERTIFICATE. The Purchaser shall have received certificates of appropriate officers of Air Products to the effect of Sections
8.2 and 8.3 hereof.

         8.5. LITIGATION. No statute, rule, regulation or injunction shall be in effect prohibiting and no action, suit, proceeding or investigation by any Governmental Entity of competent jurisdiction shall have been instituted or threatened to restrain, prohibit or invalidate any of the transactions contemplated by this Agreement.

         8.6. CONSENTS. There shall have been received all consents, waivers and approvals from all Governmental Entities necessary for the consummation of the transactions contemplated hereby and from those parties necessary for the assignment of the contracts listed on Schedule 8.6 hereof (unless and except for those contracts with respect to which Sellers are able to provide the full economic benefit of such contracts to Purchaser under Section 7.5 without additional cost to Purchaser).

         8.7. ENABLING AGREEMENTS. The appropriate Sellers shall have executed the respective Enabling Agreements.

         8.8. TECHNOLOGY LICENSE. Air Products shall have executed the Technology License.

         8.9. APP/WPS AGREEMENTS. The term of Sellers' polyvinyl alcohol contracts (i) with Air Products Polymers, L.P. ("APP") and Wacker Polymer Systems GmbH & Co. KG ("WPS") shall have been extended until September 30, 2003, or (ii) with APP shall have been extended to September 30, 2004 and with WPS shall have been extended until September 30, 2002. The extensions shall be in writing and signed by the parties.

9.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS.

         The obligation of the Sellers to proceed with the Closing hereunder is, at the option of Air Products, subject to the satisfaction of the following conditions on the Closing Date:

         9.1. LEGAL MATTERS. All actions, proceedings, instruments and documents required of Purchaser to carry out this Agreement or incidental hereto, and all other related legal matters, shall be reasonably satisfactory to counsel for the Sellers.

         9.2. REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Purchaser in this Agreement shall be true and correct (with respect to those representations and warranties not containing materiality exceptions or qualifications, in all material aspects) on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

         9.3. COVENANTS AND AGREEMENTS. All the terms, covenants, agreements and conditions of this Agreement to be complied with and performed by the Purchaser on or before the Closing Date shall have been complied with and performed in all material respects.

         9.4. OFFICER'S CERTIFICATE. The Sellers shall have received certificates of appropriate officers of the Purchaser to the effect of Section
9.2 and 9.3 hereof.

         9.5. LITIGATION. No statute, rule, regulation or injunction shall be in effect prohibiting and no action, suit, proceeding or investigation by any Governmental Entity of competent jurisdiction shall have been instituted or threatened to restrain, prohibit or invalidate any of the transactions contemplated by this Agreement.

         9.6. CONSENTS. There shall have been received all consents, waivers and approvals from all Governmental Entities necessary for the consummation of the transactions contemplated hereby and from those parties necessary for the assignment of the contracts listed on Schedule 9.6 hereof (unless and except for those contracts with respect to which Sellers are able to provide the full economic benefit of such contracts to Purchaser under Section 7.5 without additional cost to Purchaser).

         9.7. ENABLING AGREEMENTS. The Purchaser shall have executed and delivered each of the Enabling Agreements.

         9.8. TECHNOLOGY LICENSE. Purchaser shall have executed the Technology License.

10.      EMPLOYEES.

         10.1. Purchaser shall offer to hire all Employees actively at work or available for work on the Closing Date; provided however, Purchaser, at its sole discretion, may decline to hire up to 10 hourly Employees located at the Calvert City site. All such Employees who are hired by Purchaser shall be retained by Purchaser for a period of 12 months following the Closing Date, unless earlier separated for cause. Sellers shall not directly or indirectly employ or rehire any Employee without Purchaser's consent for a period of 12 months after the Closing Date.

         10.2. As of the Closing, all Employees employed by Purchaser on the day after the Closing Date initially shall receive a base salary or hourly wage at least equal to his or her base salary or hourly wage level in effect on the Closing Date.

         10.3. Purchaser shall extend, on the day after the Closing Date, Purchaser's then-existing employee welfare benefit plans and employee pension benefit plans, both as defined in Section 3 of ERISA, to all such Employees; provided that the only transferred Employees who may become eligible to participate in Purchaser's Retirement Medical Plan are those transferred Employees who, as of the Closing, will not have an entitlement for benefits under any retirement medical plan of Sellers or their Affiliates. Except with respect to Purchaser's Retirement Medical Plan to the extent described in the preceding sentence, Purchaser shall recognize the transferred Employees' prior service with Sellers and their Affiliates for purposes of eligibility, vesting and benefit accrual in Purchaser's employee welfare benefit plans and employee pension benefit plans, provided that Purchaser shall be entitled to subtract from the benefit amount due to Employees under its employee pension benefit plan an amount equal to the benefit amount such Employees would have been entitled to receive under Sellers' employee pension benefit plan had the Employee commenced receipt of pension payments under the Sellers' employee pension benefit plan at the same time as the Employee commenced receipt of pension payments under the Purchaser's employee pension benefit plan. Purchaser shall allow Employees with vacation earned for 2000 but unused as of the Closing Date to use such vacation, up to a maximum of 4 weeks, prior to the end of the year. Purchaser shall (i) cause its group health plans to cover transferred Employees and dependents of transferred Employees who are covered under Seller's Air Products Medical Plan as of the day after the Closing Date and to assume full liability for expenses incurred by such Employees and dependents after the Closing Date; (ii) waive proof of insurability requirements for both basic and optional benefit coverage under its group health plans or other group insurance welfare benefit plans; (iii) credit deductible payments and co-insurance payments made by Employees under Seller's group health plans on or prior to the Closing Date in 2000 towards deductibles and stop losses in effect for its group health plans for 2000; (iv) waive all pre-existing condition clauses in its group health plans for Employees; and (v) waive eligibility waiting periods for Employees for any employee benefit plans maintained by Purchaser after the Closing Date. For purposes of the preceding sentence, "group health plan" shall have the meaning set forth in Section 5000(b)(1) of the Code.

         10.4. Except as may be provided under the applicable Plans of Purchaser or its Affiliates with respect to the termination of a transferred Employee's employment after the Closing, but subject to Sections 10.1 and 10.3 of this Article 10, neither Purchaser nor its Affiliates shall be obligated to provide any severance or separation pay benefits to any Employee on account of any termination of the Employee's employment (whether before, upon, or after the Closing) or be responsible for any pre-Closing salary or payroll payments to such Employees, and such benefits (if any) or salary and payroll payments shall be payable by Sellers or their Affiliates.

         10.5. Except as provided in the immediately following sentence, Sellers or their Affiliates shall be responsible for providing such "continuation coverage" (within the meaning of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA")) as is required pursuant to COBRA in respect of any Employee who incurs a "qualifying event" (as such term is defined in COBRA) either before, upon or after the Closing. Notwithstanding the foregoing sentence, Purchaser shall be responsible for providing such continuation coverage as is required under COBRA in respect of any Transferred Employee who incurs a qualifying event after the Closing or who incurs such a qualifying event prior to the Closing as to which notice is not provided to the Sellers or their Affiliates until after the Closing.

         10.6. Notwithstanding the foregoing, any obligation imposed on Purchaser under this Article 10 shall be subject to the terms of any collective bargaining agreement to which the Purchaser may be subject.

11.      BROKERAGE

         Each party hereto hereby agrees to indemnify and hold harmless the other against and in respect of any liability, cost or expense resulting from any agreement, arrangement or understanding made by such party with any third party for brokerage or finders fees or other commissions relative to this Agreement or the transactions contemplated hereby. Air Products acknowledges that it has retained Goldman, Sachs & Co. in connection with this Agreement.

12.      EXPENSES

         Except as otherwise provided herein, each party hereto shall bear all expenses incurred by it in connection with this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, all compensation and expenses of their respective counsels, actuaries and accountants.

13.      TAXES

         13.1. The parties understand and agree that there will be added to the Purchase Price any excise, use, value added or sales tax, now or hereafter imposed by or under the authority of any federal, state or local law, rule or regulation with respect to the purchase of the Purchased Assets by the Purchaser. The Purchaser expressly authorizes the Sellers to collect and remit such taxes as may be required by any applicable laws. If the purchase of any Purchased Assets is exempt from sales or use tax, the Purchaser shall furnish the Sellers with a valid exemption certificate in form and content acceptable to the Sellers.

         13.2. The Purchaser shall be responsible for and shall pay any and all transfer, stamp, documentary, title and recording taxes or fees applicable to the transfer of the Purchased Assets under this Agreement, with the exception of the Kentucky Real Estate Transfer tax which will be split evenly between the Purchaser and Air Products. Air Products shall undertake any action necessary to report and pay such Real Estate Transfer Tax, and shall promptly thereafter issue an invoice to Purchaser reflecting Purchaser's one half of said Real Estate Transfer Tax, which amount Purchaser shall promptly reimburse to Air Products.

         13.3. Real and personal property taxes applicable to any of the Purchased Assets, including but not limited to any payments made under an Industrial District Agreement or any similar agreement under which amounts are paid to a Governmental Entity in lieu of property taxes, shall be prorated between the parties hereto as of the Closing Date.

         13.4. Sellers shall be liable for, and shall indemnify and hold Purchaser harmless from and against, any Tax liability imposed or incurred with respect to the Purchased Assets for all taxable periods (or any portion thereof) before the Closing Date, other than Taxes described in Section 13.3.

         13.5. Purchaser shall be liable for, an shall indemnify and hold Sellers harmless from and against, any Tax liability imposed or incurred with respect to the Purchased Assets for all taxable periods (or any portion thereof) after the Closing Date, other than Taxes described in Section 13.3.

14.      SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

         14.1. The representations, warranties, covenants and agreements contained in this Agreement and the certificates delivered pursuant to this Agreement shall survive the Closing, but shall be subject to all limitations and other provisions relating thereto contained in this Agreement. Such representations, warranties, covenants and agreements contained herein are exclusive, and the parties hereto confirm that they have not relied upon any other representations, warranties, covenants and agreements as an inducement to enter into this Agreement or otherwise. Following the Closing, and except with respect to the Enabling Agreements and the remedies provided therein and to the extent provided in the parenthetical of the succeeding sentence, the remedies provided in this Article 14 shall be the sole recourse of all parties hereto for all claims, liabilities, losses, damages, costs and expenses related to or arising, at law, under any statute or in equity (including but not limited to those arising under any Environmental Laws), or otherwise, directly or indirectly, out of this Agreement or the transactions contemplated hereby. In furtherance of the foregoing, each party hereto waives, from and after the Closing, to the fullest extent permitted by law, any and all rights, claims, actions or causes of actions (other than claims of, or causes of action arising from, fraud and, with respect to those matters which are subject to indemnity under Sections 14.2.3 and 14.5.4, the right to implead the other party in a third-party action) it may have against the other party hereto relating to the subject matter of this Agreement other than the remedies expressly provided in this Article 14. The foregoing is not intended to limit the parties' rights or remedies against each other for tortious or other wrongful conduct against the other with respect to actions taken by any of them (other than in performing those covenants and agreements contained in this Agreement) after the Closing Date.

         14.2. Subject to Sections 14.3 and 14.4 and (with respect only to third party claims or actions) 14.8 hereof, Sellers agree to defend, indemnify and hold harmless Purchaser and its Affiliates and their respective officers and directors and the respective successors and permitted assigns of each of them against and in respect of any costs (including but not limited to reasonable costs of compliance), damages (including but not limited to claims for natural resource damages, remediation, response and investigation, whether brought in law or at equity), losses, expenses, penalties or other liabilities (including legal and other expenses incurred in investigating and defending any claims or deficiencies) BUT NOT INCLUDING INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES OF ANY KIND, INCLUDING WITHOUT LIMITATION BUSINESS INTERRUPTION, LOST PROFITS, OR LOST BUSINESS OPPORTUNITIES (collectively, "Losses") incurred by Purchaser or any of its Affiliates or any of their respective officers and directors and the respective successors and permitted assigns of each of them, in connection with the ownership or operation of the Purchased Assets or the PVA Business and to the extent resulting or arising from:

                  14.2.1. a breach of any of the representations, warranties, covenants or agreements (other than the Enabling Agreements) made or to be performed by Sellers or their successors pursuant to this Agreement or in any certificate or instrument delivered pursuant hereto, it being understood that for purposes of this subsection 14.2.1, materiality exceptions and qualifications set forth in any representation or warranty contained in this Agreement other than Section 5.7, 5.9 and
         5.11 shall be disregarded;

                  14.2.2. (i) any activity or condition in violation of Environmental Laws at the time of Closing including but not limited to noncompliance with regulations and permits but only to the extent that any such noncompliance occurred or existed prior to Closing.

                  With respect to claims made by Purchaser, this subsection shall apply only to those for which Seller was provided with written notice within one year of the date of Closing, and with respect to claims by third parties, this subsection shall apply only to those for which Seller was provided with written notice within seven years of the date of Closing;

                           (ii) any claim, demand or obligation under
                  Environmental Laws made by a third party (including a Governmental Entity) without Unreasonable Contact from Purchaser-Affiliated Parties and arising from any Release of a Hazardous Substance or Environmental Condition affecting the Premises due to the activities or operations of Seller or a Seller-Associated Party on a site adjacent to or in the vicinity of the Premises at any time either before or after Closing, or Hazardous Substances sent from the real property or facilities used by Seller prior to the date of Closing (including any off-site transportation, treatment, storage or disposal of a Hazardous Substance on or prior to the Closing Date that may create Superfund or similar remediation responsibility).

                           (iii) with respect to the Premises at Calvert City,
                  Kentucky, any claim, demand, or obligation under Environmental Laws (or related equitable claims) made by a third party (including a Governmental Entity) without Unreasonable Contact from Purchaser-Associated Parties and arising from any Release of a Hazardous Substance or Environmental Condition on the Premises demonstrated by a preponderance of the evidence to have occurred or existed prior to Closing;

                           (iv) with respect to the Premises at Calvert City,
                  Kentucky, any claim, demand, or obligation under Environmental Laws (or related equitable claims) made by a third party (including a Governmental Entity) without Unreasonable Contact from a Purchaser-Associated Party and arising from any Release or Environmental Condition not demonstrated to occur prior to Closing (which would be Seller's responsibility) or after Closing (which would be Purchaser's responsibility) (hereinafter "Undemonstrated Environmental Incident") but subject to the following:

                           1. 100% of any Undemonstrated Environmental Incident claimed by Purchaser during the first ten years following the Closing Date;


                           2. 29/40th of any Undemonstrated Environmental Incident claimed by Purchaser during the eleventh year following the Closing Date;


                           3. 29/41st of any Undemonstrated Environmental Incident claimed by Purchaser during the twelfth year following the Closing Date;


                           4. 29/42nd any Undemonstrated Environmental Incident claimed by Purchaser during the thirteenth year following the Closing Date;


                           5. 29/43rd of any Undemonstrated Environmental Incident claimed by Purchaser during the fourteenth year following the Closing Date;


                           6. 29/44th of any Undemonstrated Environmental Incident claimed by Purchaser during the fifteenth year following the Closing Date.


                           7. 29/45th of any Undemonstrated Environmental Incident claimed by Purchaser during the sixteenth year following the Closing Date;


                           8. -29/46th of any Undemonstrated Environmental Incident claimed by Purchaser during the seventeenth year following the Closing Date;


                           9. -29/47th of any Undemonstrated Environmental Incident claimed by Purchaser during the eighteenth year following the Closing Date;

                           10. -29/48th of any Undemonstrated Environmental Incident claimed by Purchaser during the nineteenth year following the Closing Date;


                           11. -29/49th of any Undemonstrated Environmental Incident claimed by Purchaser during the twentieth year following the Closing Date;


                           12. 29/50th of any Undemonstrated Environmental Incident claimed by Purchaser during the twentieth year following the Closing Date;


                           13. -29/51st of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-first year following the Closing Date;


                           14. -29/52nd of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-second year following the Closing Date;


                           15. -29/53rd of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-third year following the Closing Date;


                           16. -29/54th of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-fourth year following the Closing Date;


                           17. -29/55th of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-fifth year following the Closing Date;


                           18. -29/56th of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-sixth year following the Closing Date;


                           19. -29/57th of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-seventh year following the Closing Date;


                           20. -29/58th of any Undemonstrated Environmental Incident claimed by Purchaser during the twenty-eighth year following the Closing Date;

                           21. -29/59th of any Undemonstrated Environmental Incident claimed by Purchaser in writing during the thirtieth year following the Closing Date;


                  Thereafter Purchaser shall be fully responsible and indemnify Seller for all Undemonstrated Environmental Releases as provided for at Sec. 14.5.2 (v) below. Claims made under this subsection shall be in writing and the percentage at the time of initial written notification shall apply to all associated elements of the Loss that has been asserted by third parties at the time of initial written notification.

                           (v) with respect to the Premises at Pasadena, Texas,
                  any claim, demand, or obligation under Environmental Laws (or related equitable claims) made by a third party (including a Governmental Entity) without Unreasonable Contact from a Purchaser-Associated Party arising from, for soil and groundwater, any Release of a Hazardous Substance or Environmental Condition on the Premises shown by the Phase II Environmental Site Assessment described at Sec. 7.15.2 above, or for other than soil or groundwater, any Release of a Hazardous Substance shown by a preponderance of the evidence to have occurred or existed prior to Closing.

                  14.2.3. except for matters which are covered by subsection
         14.2.2 above, and except as may be otherwise provided in the Enabling Agreements, any claim, demand or condition asserted before or after the Closing Date with respect to the PVA Business or Sellers' (or any predecessors thereto) operation of the PVA Business or the Purchased

         Assets, arising out of events or conditions occurring prior to Closing, except for the Assumed Liabilities.

                  The obligations of each of the Sellers hereunder shall bind the successors and assignees of each such Seller.

         14.3. Sellers' obligations to defend, indemnify and hold harmless under
Section 14.2 shall apply to a Claim Notice given pursuant to Section 14.8 within the following periods:

                 Section 14.2.1              December 31, 2002.

                 Section 14.2.2              No time limit.

                 Section 14.2.3              10 years after the Closing Date.


         14.4. Sellers' obligations to defend, indemnify and hold harmless under Sections 14.2.1 or 14.2.3 shall apply only after Purchaser and the other persons entitled to indemnity under this Article 14 have suffered Losses in excess of an aggregate of two million dollars ($2,000,000), and then only to the extent that the aggregate Losses exceed such two million dollars ($2,000,000). Sellers' obligations under this Article 14 shall apply only to any individual Loss that shall exceed twenty-five thousand dollars ($25,000). In any event, Sellers' obligations under subsections 14.2.1 and 14.2.3 shall cease when the aggregate amount of Losses indemnified hereunder equals fifty percent (50%) of the Purchase Price (as adjusted pursuant to Article 3); provided, however, the foregoing monetary limit of fifty percent (50%) shall be reduced dollar-for-dollar for any amounts expended by Sellers is satisfaction of their obligations under subsection 14.2.2. Any claim which is within the description of subsection 14.2.1 and which is also within the description of subsection 14.2.2 shall be deemed to be asserted and treated hereunder for all purposes as a claim arising out of subsection 14.2.2. The limitations in Section 14.3 and in this Section 14.4 on Sellers' obligation to defend, indemnify and hold harmless do not apply to a breach of Sellers' representation in Section 5.21 or to a breach of Sellers' covenant in Section 7.3.

         14.5. Subject to Sections 14.6 and 14.7 and (with respect only to third party claims and actions) Section 14.8 hereof, Purchaser agrees to defend, indemnify and hold harmless Sellers and any of their Affiliates and any of their respective officers and directors and the respective successors and permitted assigns of each of them against and in respect of any Losses resulting or arising from:

                  14.5.1. a breach of any of the representations, warranties, covenants or agreements (other than the Enabling Agreements) made or to be performed by Purchaser or its successors pursuant to this Agreement or in any certificate or instrument delivered pursuant hereto, it being understood that for purposes of this Section 14.5.1, all materiality exceptions and qualifications set forth in any representation or warranty of Purchaser contained in this Agreement shall be disregarded; and

                  14.5.2. (i) any activity or condition in violation of Environmental Laws including but not limited to noncompliance with regulations and permits to the extent that any such noncompliance occurs or exists after Closing;

                  (ii) any claim, demand or obligation under Environmental Laws made by a third party (including a Governmental Entity) without any Unreasonable Contact from any Seller-Associated Party and arising from any Release of a Hazardous Substance sent from any of the facilities or real property used by Purchaser after Closing (including any off-site transportation, treatment, storage or disposal of a Hazardous Substance on or after the Closing Date that may create Superfund or similar remediation responsibility);

                   (iii) with respect to the Premises at Calvert City, Kentucky, any claim, demand or obligation under Environmental Laws (or related equitable claims) made by a third party (including a Governmental Entity) without any Unreasonable Contact from any Seller-Associated Party and arising from any Release of a Hazardous Substance or an Environmental Condition on the Premises, or a Release of a Hazardous Substance or Environmental Condition by Purchaser that affects Seller's property, activities or operations in the vicinity of the Premises, that is demonstrated by a preponderance evidence to occur or originate after Closing or to contribute to Seller's Loss after Closing;

                  (iv) with respect to the Premises at Calvert City, Kentucky, any and all Undemonstrated Environmental Incidents for which Seller is not liable pursuant to Section 14.2.2(v) above;

                  (v) with respect to the Premises at Pasadena, Texas, any claim demand, or obligation under Environmental Laws (or related equitable claims) made by a third party

         (including a Governmental Entity) without any Unreasonable Contact from Seller-Associated Party and arising from an Environmental Release or Environment Condition not shown on the Phase II Environmental Site Assessment described at Sec. 7.15.2, or for other than soil or groundwater, any Environmental Release or Environmental Condition shown by a preponderance of the evidence to have occurred or originated after Closing.

                  14.5.3. any claim of wrongful termination, constructive discharge or wrongful discharge asserted by an employee hired by Purchaser who is terminated or severed by Purchaser or any of its Affiliates after the Closing Date, except to the extent shown to be caused by Sellers' actions prior to Closing; or

                  14.5.4. except for matters which are covered by subsection
         14.5.2 above, and except as may be otherwise provided in the Enabling Agreements, any claim, demand or condition asserted before or after the Closing Date with respect to the PVA Business (or any successor to the PVA Business) (including without limitation the Assumed Liabilities) or Purchaser's (or any successor's thereto) operation of the PVA Business or the Purchased Assets, arising out of events or conditions occurring on or after the Closing Date.

                  The obligations of Purchaser hereunder shall bind the successors and assignees of Purchaser.

         14.6. Purchaser's obligation to defend, hold harmless and indemnify under Section 14.5 shall apply to a Claim Notice given pursuant to Section 14.8 within the following periods:

            Section 14.5.1             December 31, 2002.

            Section 14.5.2             No time limit.

            Section 14.5.3             Two (2) years after the Closing Date.

            Section 14.5.4             Ten (10) years after the Closing Date.

         14.7. Purchaser's obligation to defend, indemnify and hold harmless under Sections 14.5.1 and 14.5.4 shall apply only after Seller and the other persons entitled to indemnity under this Article 14 have suffered Losses in excess of an aggregate of two million dollars ($2,000,000), and then only to the extent that the aggregate Losses exceed two million dollars ($2,000,000). Purchaser's obligation under this Article 14 shall apply only to any individual Loss that shall exceed twenty-five thousand dollars ($25,000). In any event, Purchaser's obligation under subsections 14.5.1, 14.5.2 or 14.5.3 shall cease when the aggregate amount of Losses indemnified hereunder equals fifty percent (50%) of the Purchase Price (as adjusted pursuant to Article 3). Any claim which is within the description of subsection 14.5.1 and which is also within the description of any of subsections 14.5.2, 14.5.23 or 14.5.34 shall be deemed to be asserted and treated hereunder for all purposes as a claim arising out of
14.5.2 through 14.5.34, as appropriate.

         14.8. Whenever either party becomes aware that any claim is threatened or asserted against it that would occasion the indemnification described in this
Article 14 ("Covered Claim"), such party shall promptly provide the other party with a notice (a "Claim Notice") of such

Covered Claim pursuant to the provisions of Article 18 hereof. Failure to give such notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. Each Claim Notice shall describe the Covered Claim, the party threatening or asserting it, the relief sought, and the basis for indemnification hereunder with respect thereto. The party receiving such notice may, at its option, assume the defense of such Covered Claim (the "Assuming Party"), provided that, within forty (40) days after the Claim Notice is given, the party receiving such notice shall have given notice to the other party (the "Notifying Party"), pursuant to the provisions of Article 18 hereof, of its election to assume such defense. If the defense is so assumed by the Assuming Party, the Notifying Party shall be entitled to participate in (but not control, which shall be solely the Assuming Party's right if the Assuming Party assumes the defense) the defense of the Covered Claim with its own counsel at its own expense, and the Notifying Party shall provide such cooperation (including but not limited to providing available information and personnel to the Assuming Party) as the Assuming Party shall reasonably request to facilitate such defense. The Assuming Party shall have the right to defend and/or settle any such Covered Claim on such terms and conditions and in such amounts as it deems appropriate, and the Notifying Party shall promptly execute all documents reasonably requested of it with respect to any such defense and/or settlement; provided, however, any such settlement shall include an unconditional release by the claimant of all indemnified persons with respect to such Covered Claim. If the party receiving the notice does not assume the defense of a given Covered Claim pursuant hereto, the party giving the notice shall defend against such Covered Claim in such manner, and/or settle such Covered Claim on such terms, as it shall, in its sole reasonable judgment, determine to be appropriate under the circumstances and such action shall be binding on the parties for the purposes of this Article 14.

15.      TERMINATION OF AGREEMENT

         15.1. This Agreement and the transactions contemplated hereby may be terminated or abandoned at any time prior to the Closing Date as follows:

                  15.1.1. upon the written agreement of Air Products and Purchaser;

                  15.1.2. by Purchaser, if there has been a material breach of a representation or warranty in this Agreement by Air Products, or a material breach by Air Products of any covenant set forth herein or a failure of any condition to which the obligations of Purchaser hereunder are subject, and such breach or failure has not been waived;

                  15.1.3. by Air Products, if there has been a material breach of a representation or warranty in this Agreement by Purchaser, or a material breach by Purchaser of any covenant set forth herein or a failure of any condition to which the obligations of Air Products hereunder are subject, and such breach or failure has not been waived; or

                  15.1.4. by either Air Products or Purchaser, if the Closing Date shall not have occurred before December 31, 2000, for any reason other than the failure of the party seeking to terminate this Agreement to perform its obligations hereunder or a breach of a representation or warranty by such party herein.

                  15.1.5. If this Agreement shall be terminated pursuant to
         Section 15.1 neither party shall have any further obligation to the other, except as set forth in Sections 7.2.1 and 12; provided, however, that if Air Products or Purchaser shall have the right to terminate this Agreement pursuant to subsection 15.1.2 or 15.1.3 (for other than a breach of a representation or warranty), it is expressly understood and agreed that the terminating party's right to pursue all legal remedies for breach of contract and damages shall survive such termination unimpaired.

16.      BULK SALES LAW

         The Purchaser hereby waives compliance by the Sellers with the provisions of the bulk sales law of any state. Seller shall bear, and hold Purchaser harmless from, any and all liability arising from such non-compliance.

17.      PUBLIC ANNOUNCEMENTS

         No press release or other public announcement shall be made by or on behalf of either party hereto concerning this Agreement or the transactions contemplated hereby without obtaining the prior approval of the other parties (which approval will not be unreasonably withheld or delayed), except as may be required by applicable law or the regulations of any securities exchange).

18.      NOTICES

         All notices and all other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail (return receipt requested), telecopied (which is confirmed) or sent by courier to a party at the following address (or at such other address for a party as shall be specified by like notice):

         18.1. if to Sellers, to Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, PA 18195-1501, Attention of the Corporate Secretary, copy to Group Vice President Chemicals, telecopy: 610-481-8223;

         18.2. if to Purchaser, to Celanese Ltd., c/o Celanese Americas Corporation, 86 Morris Avenue, Summit, NJ 07901, Attention of President:

19.      EXTENSIONS AND WAIVERS

         This Agreement may not be varied in any respect except by an instrument in writing of even or subsequent date hereto duly executed by the parties hereto. The parties hereto may, by such an instrument, among other things, (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any documents delivered pursuant to this Agreement and (c) waive compliance with or modify any of the covenants or agreements contained in this Agreement and waive or modify performance of any of the obligations of either of the parties hereto.

20.      ENTIRE AGREEMENT.

         This Agreement contains all the terms agreed upon between the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications, whether oral or written.

21.      GOVERNING LAW.

         This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without giving effect to the choice of law principles thereof.

22.      HEADINGS

         The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to explain, limit or amplify the provisions hereof.

23.      TRANSFERABILITY

         The respective rights and obligations of each party hereto shall not be assignable by such party without the written consent of the other parties, which consent will not be unreasonably withheld, except that any party without such consent may assign its rights under this Agreement to (a) any wholly owned subsidiary of such party or (b) any successor in the event of a merger, consolidation, sale of all or substantially all of its assets, liquidation or dissolution (provided any such assignee pursuant to the foregoing clause (a) or (b) executes and delivers to such other parties an agreement satisfactory in form and substance to such other parties under which such assignee assumes and agrees to perform and discharge all the obligations and liabilities of the assigning party), but any such permitted assignment shall not relieve the assigning party of its obligations hereunder. Purchaser may assign its rights to receive indemnification payments to any of its lenders as collateral security. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted assignees. Nothing herein express or implied is intended to confer upon any person other than the parties hereto and their respective permitted assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

24.      KNOWLEDGE OF SELLERS

         When used in this Agreement, the term "to the knowledge of" Air Products or Sellers shall mean the actual knowledge of those persons listed on
Schedule 24, or the knowledge such person should have had after reasonable inquiry by such persons in the ordinary performance of their usual duties.

25.      COUNTERPARTS

         This Agreement may be executed in any number of counterparts with the same effect as if the signatures to each such counterpart were upon the same instrument.

26.      SEVERABILITY

         Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

27.      CAC/CNA

         The parties acknowledge and agree that CAC and CNA are hereby deemed to be parties to the Agreement for the sole purpose of the enforcement of Article 14 after the Closing. More specifically, CAC and CNA are deemed to have the same obligations and liabilities to Sellers under Article 14 as if each were the Purchaser, but only for purposes of and with respect to the obligations undertaken in Article 14, which obligations CAC and CNA each acknowledge and agree they are undertaking and liable for to Sellers. in connection herewith, CAC and CNA represent and warrant to Sellers, mutatis mutandis, those matters set forth in Sections 6.2, 6.3 and 6.4 hereof with applicable changes for the corporate structure of CAC and CNA. It is further understood that CAC and CNA, as parties to the Agreement for the foregoing purposes and as Affiliates of Purchaser, are entitled to seek indemnity from Sellers on their own behalf under
Article 14.

         IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed in its name and on its behalf as of the date first above written.


                                      AIR PRODUCTS AND CHEMICALS, INC.


                                      By:
                                         --------------------------------------
                                      Name:
                                      Title:

                                      AIR PRODUCTS, L.P.
                                      By:  Air Products, L.L.C.,
                                      its General Partner

                                      By:
                                         --------------------------------------
                                      Name:
                                      Title:


                                      CELANESE LTD.

                                      By: Celanese International Corporation,
                                      its General Partner

                                      By:
                                         --------------------------------------
                                      Name:
                                      Title:

                                      CELANESE AMERICAS CORPORATION.


                                      By:
                                         --------------------------------------
                                      Name:
                                      Title:

                                      CNA HOLDINGS, INC.


                                      By:
                                         --------------------------------------
                                      Name:
                                      Title: